GH Capital, Inc.

November 7, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Matthew Derby

Re: GH Capital, Inc.

Preliminary Information Statement on Schedule 14c

Filed October 30, 2019

File No. 000-55798

Dear Mr. Derby:

We are filing with the Securities and Exchange Commission (the “Commission”) an amended Preliminary Information Statement on Schedule 14c for GH Capital, Inc. (the “Company”) pursuant to your comments in a letter dated November 5, 2019.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated November 5, 2019 regarding your review of the Preliminary Information Statement , which was filed with the Commission on October 30, 2019.

Preliminary Information Statement

General

1. We note your disclosure that the number of authorized shares available to the company will not be impacted by the reverse stock split. Please state that, since there will not be a commensurate decrease in the number of authorized shares, the reverse stock split will result in an increase in the number of authorized shares available for issuance. Disclose the potential anti-takeover and dilution effects of such an increase in the number of authorized shares available for issuance. In addition, expand your disclosure to describe any plans, commitments or arrangements with respect to the increased number of authorized and unissued shares of common stock. If you do not have any such plans, commitments or arrangements, please so state.

We have amended the Preliminary Information Statement to include the requested statements, including statements that address the potential anti-takeover effects and potential dilutive effects. Finally, we disclose that there are currently no plans, commitments, or arrangements with respect to the increased number of authorized and unissued shares of common stock.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to counsel, Eilers Law Group, P.A. at (786) 273-9152.

Sincerely,

/s/ Dirk Richter

Dirk Richter, CEO